

February 11, 2011

Robert E. Swanson
Chief Executive Officer
Ridgewood Energy Corporation
14 Philips Parkway
Montvale, NJ 07645

> **Re: Ridgewood Energy A-1 Fund, LLC**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed January 25, 2011**
> **File No. 0-53895**

Dear Mr. Swanson:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the following comments also relate, as applicable, to the preliminary proxy statements filed on behalf of Ridgewood Energy W Fund, LLC; Ridgewood Energy X Fund, LLC; and Ridgewood Energy Y Fund, LLC.

2.   We note that you have submitted to us as correspondence a letter from your chief executive officer that you intend to include in your mailing of the consent solicitation statement to holders in your fund. We note also that you have included in your filing another letter from your chief executive officer to your holders. We are concerned that your holders may be confused by their receipt of two letters from your chief executive officer, as both letters address your consent solicitation. Please send only one letter to holders with respect to this solicitation.

3.   Please note also that any such letter would appear to be part of your solicitation, and therefore should be filed.

<u>The Manager's Put Contract Pilot Program, page 6</u>

4.   Please revise your filing to distinguish between the funds that participated in the put contract pilot program and Ridgewood Energy A-1 Fund, LLC. For example, you state at page 6 that the put contracts purchased by the participating funds covered a portion of the estimated future natural gas production for "the Fund," and you define "the Fund" at page 2 as Ridgewood Energy A-1 Fund, LLC. However, you state at page 6 that "the Fund" did not participate in the program.

5.   Please revise your filing to include additional clarification regarding your put contract pilot program. For example, we note that your response letter indicates that the number of puts acquired by a participating fund is based on the amount of oil or natural gas production that the participating fund is protecting with the puts. Please include this information in your filing. Similarly, please provide in your filing the information that you provided in your response letter that although the manager of the participating funds executes the put contracts, each participating fund effectively purchases its own puts.

6.   Please revise your filing to disclose the net gain resulting from the pilot program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>
        Daniel V. Gulino
        (201) 447-0474